[redacted]

04014891

SECURITIES AND EXCHANGE COMMISSION

RECD S.E.C.
DEC 28, 2004
503

DEC 28 2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 01, 2003 (MM/DD/YY) AND ENDING October 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Network Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10104 W. Coggins Drive
(No. and Street)

Sun City	Arizona	85351
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seely, Mullins & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

7141 N. 51st Avenue	Glendale	Arizona	85301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Registrato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Network Securities Corporation, as of October 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward S Registrato
Signature

President
Title

Lois H. Lillagore
Notary Public

OFFICIAL SEAL
LOIS H. LILLAGORE
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires Oct. 14, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (BALANCE SHEET)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

DEC 28 2004

AMERICAN NETWORK SECURITIES CORPORATION

OCTOBER 31, 2004 AND 2003

SEELY, MULLINS & ASSOCIATES, P.C.
Certified Public Accountants

FINANCIAL STATEMENTS

AMERICAN NETWORK SECURITIES CORPORATION

OCTOBER 31, 2004 AND 2003

SEELY, MULLINS & ASSOCIATES, P.C.
Certified Public Accountants

TABLE OF CONTENTS

SUPPLEMENTAL SCHEDULES

SEELY, MULLINS & ASSOCIATES, P.C.
Certified Public Accountants

7141 N. 51st Avenue
Glendale, AZ 85301
(623) 939-7581
Fax: (623) 931-4785

Larry W. Eickman, C.P.A.
Phillip L. Michael, C.P.A.
Loren I. Greenberg, C.P.A.

Board of Directors and Stockholders
American Network Securities Corporation

Independent Auditors' Report

We have audited the accompanying balance sheets of **American Network Securities Corporation** as of October 31, 2004 and 2003, and the related statements of income(loss), retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of other operating expenses and computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company maintains its operations in accordance with subparagraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934; and as a result is not subject to other provisions of that rule. Accordingly, the Company did not safekeep nor handle securities and, therefore, did not have procedures established for such.

Members: American Institute of Certified Public Accountants • Arizona Society of Certified Public Accountants
www.seelymullins.com

Board of Directors and Stockholders
American Network Securities Corporation

A reconciliation of the computation of net capital with the Company's corresponding most recent unaudited FOCUS report, Part IIA of the Financial and Operational Combined Uniform Single Report, did not disclose any material differences, only minor discrepancies, as described in the attached supplementary schedule.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **American Network Securities Corporation** as of October 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Seely, Mullins & Associates P.C.
SEELY, MULLINS & ASSOCIATES, P.C.

Glendale, Arizona
December 2, 2004

SEELY, MULLINS & ASSOCIATES, P.C.
Certified Public Accountants

7141 N. 51st Avenue
Glendale, AZ 85301
(623) 939-7581
Fax: (623) 931-4785

Larry W. Eickman, C.P.A.
Phillip L. Michael, C.P.A.
Loren I. Greenberg, C.P.A.

Board of Directors and Stockholders
American Network Securities Corporation

Independent Auditors' Report of Internal Accounting Control Required by SEC Rule 17a-5

We have audited the financial statements of **American Network Securities Corporation** as of October 31, 2004, and have issued our report thereon dated December 2, 2004. As part of our audit we considered the Company's internal control structure to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by American Network Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related cost of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Seely, Mullins & Associates, P.C.

SEELY, MULLINS & ASSOCIATES, P.C.

Glendale, Arizona
December 2, 2004

American Network Securities Corporation

BALANCE SHEETS

October 31, 2004 and 2003

ASSETS

	2004	2003
CURRENT ASSETS		
Cash	$ 611,037	$ 655,614
Retained commissions	45,073	65,251
Accounts receivable-related entity	-	28,504
Other receivables	821	521
Prepaid taxes	29,710	-
Prepaid expenses	2,138	1,232
Total Current Assets	688,779	751,122
PROPERTY AND EQUIPMENT		
Furniture and equipment	83,758	83,758
Less accumulated depreciation	(80,817)	(80,278)
Total Property and Equipment	2,941	3,480
OTHER ASSETS		
Cash on deposit with broker/dealer	25,000	25,000
Investment	3,300	3,300
Total Other Assets	28,300	28,300
Total Assets	$ 720,020	$ 782,902

See auditors' report dated December 2, 2004, and notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Accounts payable	$ 1,898	$ 2,646
Commissions payable	3,826	13,087
Accrued expenses and payroll withholdings	12,699	34,299
Accounts payable-related entity	6,553	-
Income taxes payable	-	10,888
Total Current Liabilities	24,976	60,920
STOCKHOLDERS' EQUITY		
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 11,000 shares	11,000	11,000
Additional paid-in capital	1,200	1,200
Retained earnings	682,844	709,782
Total Stockholders' Equity	695,044	721,982
Total Liabilities and Stockholders' Equity	$ 720,020	$ 782,902

American Network Securities Corporation

STATEMENTS OF INCOME(LOSS)

Years ended October 31, 2004 and 2003

	2004	2003
REVENUE		
Commission income	$ 699,827	$ 841,173
Interest income	5,875	6,794
Trustee income	25,825	61,742
	731,527	909,709
EXPENSES		
Commissions and floor brokerage	184,608	205,305
Telephone	11,134	12,151
Employee compensation and benefits	195,234	225,712
Payroll taxes	13,031	13,836
Other operating expenses	348,108	337,397
	752,115	794,401
Income(loss) from Operations	(20,588)	115,308
PROVISION FOR INCOME TAXES	50	39,628
NET INCOME(LOSS)	$ (20,638)	$ 75,680

See auditors' report dated December 2, 2004, and notes to financial statements.

American Network Securities Corporation

STATEMENTS OF RETAINED EARNINGS

Years ended October 31, 2004 and 2003

	2004	2003
RETAINED EARNINGS, beginning	$ 709,782	$ 640,102
NET INCOME(LOSS)	(20,638)	75,680
DIVIDENDS PAID	(6,300)	(6,000)
RETAINED EARNINGS, ending	$ 682,844	$ 709,782

See auditors' report dated December 2, 2004, and notes to financial statements.

American Network Securities Corporation

STATEMENTS OF CASH FLOWS

Years ended October 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 745,830	$ 877,042
Cash paid for operating expenses	(784,391)	(760,160)
Interest received	5,875	6,794
Income taxes paid	(40,648)	(35,348)
Net Cash Provided(Used) by Operating Activities	(73,334)	88,328
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	-	(4,747)
Loans to/from related entities	28,504	(33,337)
Net Cash Provided (Used) by Investing Activities	28,504	(38,084)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans to related entity	6,553	-
Dividends paid	(6,300)	(6,000)
Net Cash Provided (Used) by Financing Activities	253	(6,000)
NET INCREASE(DECREASE) IN CASH	(44,577)	44,244
CASH - beginning of year	655,614	611,370
CASH - end of year	$ 611,037	$ 655,614

See auditors' report dated December 2, 2004, and notes to financial statements.

	2004	2003
RECONCILIATION OF NET INCOME(LOSS) TO NET CASH PROVIDED(USED) BY OPERATING ACTIVITIES		
Net income(loss)	$ (20,638)	$ 75,680
Adjustments to reconcile net income to net cash provided(used) by operating activities:		
Noncash items included in net income:		
Depreciation	539	5,286
(Increase) decrease in assets:		
Retained commissions	20,178	(25,873)
Other receivables	(300)	337
Prepaid expenses	(30,616)	(158)
Increase (decrease) in liabilities:		
Accounts payable	(748)	(264)
Commissions payable	(9,261)	9,569
Accrued expenses and payroll withholdings	(21,600)	19,471
Income taxes payable	(10,888)	4,280
Net Cash Provided(Used) by Operating Activities	$ (73,334)	$ 88,328

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity and Concentration of Credit Risk

American Network Securities Corporation was incorporated January 24, 1983, under the laws of the State of Arizona and commenced operations August 12, 1983, per authority of NASD (National Association of Security Dealers). The Company is a registered securities dealer which maintains an office in Sun City, Arizona. The Company's primary source of revenue is commission income on the sale of securities.

Accounting Method

The Company uses the accrual method of accounting for financial statements and income tax reporting. Securities transactions and related commission revenue and expense are recorded on a settlement date basis. Mutual fund transactions and related commission revenue and expense are recorded on a transaction date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of ninety days or less to be cash equivalents.

The Company maintains cash at various institutions that may exceed federally insured amounts at times. Account balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of October 31, 2004, uninsured balances totaled $80,422.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

The Company estimates that it will not have any losses on existing receivables as all receivables are current (i.e. thirty days or less); therefore, it has not provided any allowance for doubtful accounts.

Investment

The Company owns nonmarketable equity securities in a corporation, which is accounted for at cost.

Property, Equipment and Depreciation

Assets are carried at cost and include expenditures for new additions and those which substantially increase the useful lives of existing assets. Depreciation is computed using the straight-line and double declining balance methods for both financial statement and income tax reporting over the estimated lives of the assets of 3-7 years.

Retained Commissions

The Company transacts all of its securities business through a member of a national securities exchange. The commissions earned by the Company are deposited to an account in its name held at the clearing broker. This account represents those commissions the Company has not yet requested a check for.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

American Network Securities Corporation follows the policy of charging cost of advertising to expense as incurred. Advertising expense is $593 and $531 in 2004 and 2003, respectively.

PROVISION FOR INCOME TAXES

	2004	2003
Federal income tax	$ -	$ 30,545
State income tax	50	9,083
	$ 50	$ 39,628

The Company has available to it a net operating loss carryforward of $5,693 that may be used to offset tax in a future period. This loss carryforward expires in 2024 for federal purposes and 2009 for state purposes.

RELATED COMPANY AND RELATED PARTY TRANSACTIONS

The Company and American Network Financial Services Corporation (an S corporation) are corporations that are both owned 100 percent by Mr. & Mrs. Edward S. Registrato. Each corporation is being utilized for a different business purpose.

The Company utilizes common office space, office equipment and personnel with the related corporation.

Reimbursements from related parties for office rent, wages, payroll taxes and other operating expenses totaled $49,649 and $32,054 in 2004 and 2003, respectively.

See auditors' report dated December 2, 2004.

OPERATING LEASE

The Company conducts its operations from facilities that are leased under a ten-year noncancelable operating lease expiring in August, 2006. The rental agreement includes a provision for escalating annual rentals. Rent expense for the years ending October 31, 2004 and 2003 was $50,921 and $51,999, respectively.

The following is a schedule of future minimum rental payments required under the above operating lease as of October 31, 2004:

Year ending October 31,	Amount
2005	$ 58,415
2006	49,880
	$ 108,295

See auditors' report dated December 2, 2004.

SUPPLEMENTAL SCHEDULES

American Network Securities Corporation

SCHEDULES OF OTHER OPERATING EXPENSES

Years ended October 31, 2004 and 2003

	2004	2003
Advertising	$ 593	$ 531
Client promotion	4,311	4,357
Depreciation	539	5,286
Educational expense	3,392	2,611
Insurance	42,008	40,438
Licenses, fees and assessments	8,081	7,060
Office expense	20,955	17,944
Officers' salaries	170,344	148,767
Payroll service	3,069	3,176
Payroll taxes	10,900	11,381
Postage and shipping	2,962	4,001
Professional services	8,400	18,247
Reference materials, dues and subscriptions	2,994	1,810
Rent	50,921	51,999
Repairs and maintenance	6,290	4,551
Travel and automotive expense	7,419	10,143
Utilities	4,930	5,095
	$ 348,108	$ 337,397

See auditors' report dated December 2, 2004, and notes to financial statements.

American Network Securities Corporation
COMPUTATION OF NET CAPITAL
October 31, 2004

Computation of net capital pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934:

	As Reported	Audited	Difference
Total Capital	$ 659,314	$ 695,044	$ 35,730
Deductions/charges:			
Non-allowable assets	14,981	38,910	23,929
Net Capital	$ 644,333	$ 656,134	$ 11,801
Aggregate Indebtedness	$ 36,777	$ 24,976	$ (11,801)

Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At October 31, 2004, the Company had net capital of $656,134 and a basic net capital requirement of $50,000. The Company, as of October 31, 2004, had an aggregate indebtedness of $24,976 and, therefore, the Company's percentage of aggregate indebtedness to net capital was 3.81%.

The cash deposit held by a broker/dealer in the amount of $25,000 is classified in the financial statements as a non-current asset. NASD allows cash deposits held by broker/dealers to be included when calculating the net capital of the Company; therefore, the above deposit is not included in the deductions for nonallowable assets at October 31, 2004.

See auditors' report dated December 2, 2004, and notes to financial statements.